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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                        ANGELES MORTGAGE INVESTMENT TRUST
-------------------------------------------------------------------------------
                                (Name of Issuer)



                    CLASS A SHARES, PAR VALUE $1.00 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                     034638
-------------------------------------------------------------------------------
                                 (CUSIP Number)



              JOHN K. LINES, ESQ., GENERAL COUNSEL AND SECRETARY,
                         INSIGNIA FINANCIAL GROUP, INC.
               ONE INSIGNIA FINANCIAL PLAZA, GREENVILLE, SC 29602
                                 (864) 239-1675
-------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)



                                JANUARY 30, 1997
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with this statement [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 034638                                              PAGE 2 OF 6 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS

      Andrew L. Farkas

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      (intentionally omitted)
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                                 0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                 130,986
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING                   0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                                 130,986
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              130,986
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              4.9%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. 034638                                              PAGE 3 OF 6 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS

      Insignia Financial Group, Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      (intentionally omitted)
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                                 0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                 130,986
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING                   0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                                 130,986
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              130,986
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              4.9%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. 034638                                              PAGE 4 OF 6 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS

      Liquidity Assistance L.L.C

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      (intentionally omitted)
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                                 0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                 96,800
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING                   0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                                 96,800
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              96,800
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              3.7%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

The Statement on Schedule 13D, filed on November 27, 1996 on behalf of Insignia Financial Group, Inc., a corporation organized under the laws of Delaware, Andrew L. Farkas, Liquidity Assistance L.L.C., a limited liability company organized under the laws of Delaware, Metropolitan Asset Enhancement, L.P., a limited partnership organized under the laws of Delaware, MAE Parent, Inc., a corporation organized under the laws of Delaware, and MAE GP Corporation, a corporation organized under the laws of Delaware, relating to the Class A Shares, $1.00 par value per share, of Angeles Mortgage Investment Trust, a business trust organized under the laws of California (the "Issuer"), as amended by Amendments Nos. 1, 2 and 3 thereto filed on December 16, 1996, December 20, 1996 and January 27, 1997, respectively (the "Schedule 13D"), is amended as follows (capitalized terms used and not otherwise defined herein shall have the meanings given to them in the Schedule 13D):


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            (a) MAEGP owns 1,675,113 Class B Shares of the Issuer which are convertible into 34,186 Class A Shares. Liquidity owns 96,800 Class A Shares which includes 4,700 Class A Shares which were acquired on November 21, 1996 on the American Stock Exchange for $9.50 per share and which were inadvertently not included in the Schedule 13D. The Class A and Class B shares are each entitled to one vote in matters submitted to the shareholders of the Issuer and vote as a class. The responses of the Reporting Persons to Items (11) and (13) of the cover pages of this Schedule 13D which relate to the aggregate number of shares and percentage of Class A Shares beneficially owned are incorporated herein by reference. The discussions between Insignia and the Issuer with respect to a potential business combination are continuing. See Item 4.

            (b)   Not applicable.

            (c) On January 27, 1997, Liquidity sold 22,000 Class A Shares on the American Stock Exchange for $13.56 per share; on January 29, 1997 Liquidity sold 3,000 Class A Shares on the American Stock Exchange for $12.63 per share; and on January 30, 1997 Liquidity sold 4,700 Class A Shares on the American Stock Exchange for $12.78 per share.

            (d)   The responses of the Reporting Persons to Items (7) through
(11) of the cover pages of this Schedule 13D which relate to the Class A Shares beneficially owned are incorporated herein by reference.

            (e) On January 30, 1997, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Class A Shares of the Issuer.


                                                          Page 5 of 6 Pages

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:  January 30, 1997           /s/ Andrew L. Farkas
                                   ---------------------------------------------
                                   Andrew L. Farkas


                                   Insignia Financial Group, Inc.


                                   By: /s/ Frank M. Garrison
                                      ------------------------------------------
                                           Frank M. Garrison, Executive Managing
                                           Director


                                   Metropolitan Asset Enhancement, L.P.

                                   By: MAE Parent, Inc., General Partner


                                           By: /s/ John K. Lines
                                              ----------------------------------
                                                   John K. Lines, Vice President


                                   Liquidity Assistance L.L.C.


                                   By: /s/ J. Scott Kester
                                      ------------------------------------------
                                           J. Scott Kester, President


                                   MAE Parent, Inc.


                                   By: /s/ John K. Lines
                                      ------------------------------------------
                                           John K. Lines, Vice President



                                   MAE GP Corporation


                                   By: /s/ John K. Lines
                                      ------------------------------------------
                                           John K. Lines, Secretary



                                                          Page 6 of 6 Pages